SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                          SCHEDULE l3D
              Under the Securities Exchange Act of l934
                           Amendment No. 5

                     Guaranty National Corporation
                         (Name of Issuer)

                    Common Stock, $1.00 par value
                   (Title of class of securities)

                             401192109
                          (CUSIP Number)

                      Michael P. Maloney, Esq.
           Senior Vice President, General Counsel and Secretary
                        Orion Capital Corporation
                           9 Farm Springs Road
                          Farmington, CT 06032
                           (860) 674-6600
-------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

Copies of all notices and communications should be sent to:

                      John J. McCann, Esq.
                  Donovan Leisure Newton & Irvine
                       30 Rockefeller Plaza
                     New York, New York l0112

                        December 9, 1997
-------------------------------------------------------------
(Date of event which requires filing of this statement)

If filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this statement and is filing this statement because of Rule l3d-l(b) (3) or (4), check the following:[x]

Check the following box if a fee is being paid with this statement:
[]

                  (Continued on following pages)

                  Exhibit Index Appears on Page 10

CUSIP No.401192109
--------------------------------------------------------------
 1)  Names of Reporting Persons  (a) Orion Capital Corporation
     S.S. of IRS Identification      IRS No. 95-6069054
     Nos of Above Persons        (b) The Connecticut Indemnity
                                     Company
                                     IRS No. 06-0303520
                                 (c) Connecticut Specialty
                                     Insurance Company
                                     IRS No. 06-1121822
                                 (d) Design Professionals
                                     Insurance Company
                                     IRS No. 94-2319176
                                 (e) Employee Benefits
                                     Insurance Company
                                     IRS No. 95-1613489
                                 (f) EBI Indemnity Company
                                     IRS No. 06-1008792
                                 (g) The Fire and Casualty
                                     Insurance Company of
                                     Connecticut
                                     IRS No. 06-0640218
                                 (h) Security Insurance
                                     Company of Hartford
                                     IRS No. 06-052957
                                 (i) SecurityRe, Inc.
                                     IRS No. 06-1008789
--------------------------------------------------------------
2)  Check the Appropriate Box if a      (a)
    Member of a Group                   (b)  X
   (See Instructions)                   (c)  X
                                        (d)  X
                                        (e)  X
                                        (f)  X
                                        (g)  X
                                        (h)  X
                                        (i)  X
-------------------------------------------------------------
3)  SEC use Only
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
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4)  Source of Funds                     (a)  WC
    (See Instructions)                  (b)  WC
                                        (c)  WC
                                        (d)  WC
                                        (e)  WC
                                        (f)  WC
                                        (g)  WC
                                        (h)  WC
                                        (i)  WC


--------------------------------------------------------------
5)  Check if Disclosure of Legal
    Proceedings are Required
    Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------
6)  Citizenship or Place of             (a)  Delaware
    Organization                        (b)  Connecticut
                                        (c)  Connecticut
                                        (d)  Connecticut
                                        (e)  Connecticut
                                        (f)  Connecticut
                                        (g)  Connecticut
                                        (h)  Connecticut
                                        (i)  Connecticut

-------------------------------------------------------------
              (7)  Sole Voting
Number              Power                  15,014,468
of Shares      (8)  Shared Voting
Beneficially        Power
Owned by       (9)  Sole Dispositive       15,014,468
Each Reporting      Power
Person With   (10)  Shared Dispositive
                    Power
--------------------------------------------------------------
11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person        15,014,468
--------------------------------------------------------------
12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares
     (See instructions)












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
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13)  Percent of Class Represented
     by Amount in Row (11)                  99.4%
--------------------------------------------------------------
14)  Type of Reporting Person             (a) CO, HC
    (See Instructions)                    (b) CO, IC
                                          (c) CO, IC
                                          (d) CO, IC
                                          (e) CO, IC
                                          (f) CO, IC
                                          (g) CO, IC
                                          (h) CO, IC
                                          (i) CO







































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

Item 1. Security and Issuer.
        -------------------

          This statement relates to the Common Stock, $1.00 par value (the "Common Stock"), of Guaranty National Corporation ("GNC" or the "Company"). The principal executive offices of GNC are located at 9800 South Meridian Boulevard, Englewood, Colorado 80112.
Item 2.  Identity and Background.
         ------------------------

         This statement is filed by Orion Capital Corporation ("Orion or the Parent"), a Delaware corporation with its principal executive offices at 9 Farm Springs Road, Farmington, Connecticut 06032, and eight of Orion's subsidiaries, each of which is a corporation organized under the laws of the state of Connecticut:
The Connecticut Indemnity Company ("CI"); Connecticut Specialty Insurance Company ("CSIC"); Design Professionals Insurance Company ("DPIC"); Employee Benefits Insurance Company ("EBIC"); EBI Indemnity Company ("EIC"); The Fire and Casualty Insurance Company of Connecticut ("F&C"); Security Insurance Company of Hartford ("SICH"); and SecurityRe, Inc. ("SRI"). The principal offices of CI, CSIC, DPIC, EBIC, EIC, F&C, SICH, and SRI are located at 9 Farm Springs Drive, Farmington, Connecticut 06032. Orion owns, directly or indirectly, all of the outstanding capital stock of each of CSIC, DPIC, EBIC, EIC, F&C, SICH, and SRI (collectively, the "Subsidiaries"). Further, GNC Transition Corp, a Colorado corporation has been formed in connection with the merger of GNC. See Items 4 and 5.
         This statement amends Items 1, 2, 4, 5 and 7 of the
Schedule 13D dated May 8, 1996 as previously amended by Amendment

No. 1, dated July 2, 1996, (which supplemented and modified the information contained in Amendment No. 2 to the Schedule 13G dated February 5, 1996 and filed in paper format by Orion and the Subsidiaries with respect to GNC's Common Stock) and amended by Amendment No. 2, dated September 18, 1997, and Amendment No. 3, dated November 3, 1997 and Amendment No. 4, dated November 5, 1997 by adding to such items the information contained herein.

Item 4.  Purpose of Transaction.
         -----------------------

         Orion announced that its tender offer to purchase all outstanding shares of the common stock of GNC for $36 per share was successfully completed with 97.1% of the GNC shares not held by Orion or its its subsidiaries having been validly tendered. The tender offer, which expired at 12:00 midnight, New York time on December 5, 1997, was made pursuant to an agreement entered into by Orion and GNC and will be followed by the merger of GNC with a wholly-owned subsidiary of Orion.
         Based on its preliminary tabulation, the Depositary for the Offer has informed Orion that 2,884,526 shares of GNC were tendered and not withdrawn pursuant to the Offer (including 129,223 shares tendered by means of notices of guaranteed delivery). Orion has accepted the shares tendered for payment which together with the 12,129,942 shares currently owned by certain of Orion's wholly-owned subsidiaries represents approximately 99.4% of the shares of GNC outstanding. Only 85,653 shares of GNC were not tendered.

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
         The remaining shareholders of GNC will receive, pursuant to the terms of the Merger Agreement, $36 per share in cash upon delivery of their shares of GNC common stock. The merger is expected to close on or about December 16, 1997. The information set forth in the press release, dated December 8, 1997 of Orion attached hereto as Exhibit 1, is incorporated herein by reference.
Item 5.  Interest in Securities of Issuer.
         --------------------------------

         According to GNC, there were 15,100,121 shares of GNC
Common Stock outstanding as of December 8, 1997.  Orion and its
Subsidiaries own, in the aggregate 15,014,468 shares of GNC Common Stock as follows:
     Company                   No. of Shares Purchased
     ----------                -----------------------

        Orion                         4,029,526
        CI                            1,381,168
        CSIC                            215,154
        DPIC                            317,115
        EBIC                            618,612
        EIC                             630,379
        F&C                             637,998
        SICH                          7,116,802
        SRI                              67,714
                                     -----------
                                     15,014,468
                                     ===========


Orion may continue to be deemed the beneficial owner of all shares of GNC Common Stock owned by the Subsidiaries. In connection with the merger, Orion and its Subsidiaries have contributed their respective shares of GNC Common Stock to GNC Transition Corp, a corporation wholly-owned by Orion and its Subsidiaries.
     Except as previously reported, or to the extent that the officers and directors of Orion and the Subsidiaries may be deemed to "beneficially own" shares of GNC Common Stock by reason of their
                              - 7 -
voting power or investment power with respect to the shares owned by Orion and their Subsidiaries, no officer or director of Orion nor any of the Subsidiaries beneficially owns, or has the right to acquire, directly or indirectly, any shares of GNC Common Stock or has effected any transaction in shares of GNC Common Stock since July 1, 1997.

Item 7.  Materials to be filed as Exhibits
         ------------------------------------.

         Exhibit 1  -  Form of Press Release
                       of Orion dated December 8, 1997




































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

                          Signatures
                          -----------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    ORION CAPITAL CORPORATION


                    By:/s/ Michael P. Maloney
                       ------------------------------
                       Senior Vice President,
                       General Counsel and Secretary



                     THE CONNECTICUT INDEMNITY COMPANY

                     CONNECTICUT SPECIALTY INSURANCE COMPANY

                     DESIGN PROFESSIONALS INSURANCE COMPANY

                     EMPLOYEE BENEFITS INSURANCE COMPANY

                     EBI INDEMNITY COMPANY

                     THE FIRE AND CASUALTY INSURANCE COMPANY
                     OF CONNECTICUT

                     SECURITY INSURANCE COMPANY OF HARTFORD

                     SECURITYRE, INC.


                    By:/s/ Michael P. Maloney
                       ----------------------------
                       Senior Vice President,
                       General Counsel and
                       Assistant Secretary




Dated:  December 9, 1997






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

                         EXHIBIT INDEX


Exhibit 1           Form of Press Release dated
                    December 8, 1997















































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